Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 June 23, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 5
                  Elkhorn CAP-X Achievers Portfolio, Series 2
               Elkhorn Foundation Pure Water Portfolio, Series 2
             Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2
                       File Nos. 333-204680 and 811-22925
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 Dear Ms. O'Neal-Johnson:

      This letter is in response to your inquires during a telephone conversation with our office regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 5, filed on June 3, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement offers Elkhorn CAP-X Achievers Portfolio, Series 2 (the "CAP-X Achievers Trust"), Elkhorn Foundation Pure Water Portfolio, Series 2 (the "Pure Water Trust") and Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2 (the "Sector Neutral Trust") (collectively, the "Trust"). In our initial filing, we requested that the Commission review the Trust.

      The CAP-X Achievers Trust and the Pure Water Trust will each invest in a portfolio of common stocks. The CAP-X Achievers Trust and the Pure Water Trust are substantially similar to portions of the prior series of Elkhorn Unit Trust, Series 1, previously filed with the Commission on January 14, 2015. It would be our opinion that the CAP-X Achievers Trust and the Pure Water Trust would not contain disclosures which would render it ineligible to become effective pursuant to Rule 487.

      The Sector Neutral Trust will invest in a portfolio of shares of exchange-traded funds ("ETFs"). As the ETFs in which the Trust will invest are structured as open-end management companies or unit investment trusts, the Trust is not eligible to go automatically effective in reliance on Rule 487 under the Securities Act of 1933. The Trust may not rely on Rule 487 because paragraph
(b)(1) of Rule 487 requires that reliance upon the rule is conditioned upon the registrant not engaging in the business of investing in open-end funds. Absent paragraph (b)(1) of Rule 487, it would be our opinion that the Registration Statement would not contain disclosures which would render it ineligible to become effective pursuant to Rule 487.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                      --------------------------
                                                              Morrison C. Warren